MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

July 28 , 2004	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Drilling Commences at Redlich

Miranda Gold Corp. is pleased to announce that Newcrest Resources Inc. has begun drilling on Miranda's Redlich project located in Esmeralda County, Nevada.

Newcrest has permitted 21 drill sites at Redlich and intends to drill at least 15 holes during the first phase of exploration drilling. Newcrest had previously increased the size of the Redlich property by staking 62 additional claims that adjoin the original 42 Redlich claims, and the property now comprises a total of 104 claims.

The Redlich property lies within the Walker Lane Structural Zone, approximately 40 miles west of Tonopah. Past drilling has encountered eight mineralized intervals (five feet) grading over 0.08 oz Au/t (2.9 g Au/t) and up to 0.59 oz Au/t (20.15 g Au/t) associated with wide intervals of sub-economic mineralization. The gold mineralization occurs in quartz veins or quartz fracture zones. Approximately half of Newcrest's drilling will focus on these gold bearing vein sets. In addition, several holes will test a zone of lower-grade, granodiorite-hosted, disseminated mineralization where intercepts of up to 245 ft of 0.011 oz Au/t have been encountered.

On the north end of the property, boulders and cobbles of well-banded quartz vein float, representing a low-sulphidation, quartz-adularia epithermal gold system, have been discovered in exposures of old Tertiary alluvium. These high-grade fragments of mineralized epithermal veins assay up to 4 ounces (144 g Au/t) of gold and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares). Newcrest has permitted several holes in this unexplored area.

Newcrest Resources Inc. is a wholly owned subsidiary of Newcrest Mining Limited. Newcrest Mining, based in Melbourne, Australia, is a leader in the exploration, development and operation of gold and copper mines, and has total mineral resources of 53 million ounces of gold and 3.8 million tonnes of copper (June 2003). Newcrest can earn an initial 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with twelve gold exploration projects in various stages of exploration and development. In the last six months Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Miranda Gold Corp. is strategically positioned in the Cortez gold belt.

For more information and to view a map of Miranda's recent acquisitions in the Cortez Trend, visit the Company's web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.